                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)*


                         Marlin Business Services Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   571157 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          | |     Rule 13d-1(b)
          | |     Rule 13d-1(c)
          |X|     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  571157 10 6              13G                       PAGE 2 OF 8 PAGES



-----------------------------------------------------------------------------------------------------------
|   1 | NAMES OF REPORTING PERSONS                                                                        |
|     | I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                       |
|     |                                                                                                   |
|     | Primus Capital Fund IV Limited Partnership                                                        |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) [   ] |
|     | (See Instructions)                                                                          ----- |
|     |                                                                                         (b) [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     | Delaware                                                                                          |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     5 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |     0                                                           |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     6 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |     1,905,612 (See Item 4)                                      |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     7 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |     0                                                           |
|                               |-------|-----------------------------------------------------------------|
|           PERSON WITH         |     8 |  SHARED DISPOSITIVE POWER                                       |
|                               |       |                                                                 |
|                               |       |     1,905,612 (See Item 4)                                      |
|-------------------------------|-------|-----------------------------------------------------------------|
|   9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     | 1,905,612 (See Item 4)                                                                            |
|-----|---------------------------------------------------------------------------------------------------|
|  10 | CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                                  |
|     | (See Instructions)                                                                          [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|  11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                 |
|     |                                                                                                   |
|     | 16.6%                                                                                             |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | TYPE OF REPORTING PERSON (See Instructions)                                                       |
|     |                                                                                                   |
|     | PN                                                                                                |
-----------------------------------------------------------------------------------------------------------

CUSIP NO.  571157 10 6              13G                       PAGE 3 OF 8 PAGES



-----------------------------------------------------------------------------------------------------------
|   1 | NAMES OF REPORTING PERSONS                                                                        |
|     | I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                       |
|     |                                                                                                   |
|     | Primus Venture Partners IV Limited Partnership                                                    |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) [   ] |
|     | (See Instructions)                                                                          ----- |
|     |                                                                                         (b) [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     | Delaware                                                                                          |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     5 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |     0                                                           |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     6 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |     1,985,013 (See Item 4)                                      |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     7 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |     0                                                           |
|                               |-------|-----------------------------------------------------------------|
|           PERSON WITH         |     8 |  SHARED DISPOSITIVE POWER                                       |
|                               |       |                                                                 |
|                               |       |     1,985,013 (See Item 4)                                      |
|-------------------------------|-------|-----------------------------------------------------------------|
|   9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     | 1,985,013 (See Item 4)                                                                            |
|-----|---------------------------------------------------------------------------------------------------|
|  10 | CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                                  |
|     | (See Instructions)                                                                          [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|  11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                 |
|     |                                                                                                   |
|     | 17.3%                                                                                             |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | TYPE OF REPORTING PERSON (See Instructions)                                                       |
|     |                                                                                                   |
|     | PN                                                                                                |
-----------------------------------------------------------------------------------------------------------

CUSIP NO.  571157 10 6              13G                       PAGE 4 OF 8 PAGES



-----------------------------------------------------------------------------------------------------------
|   1 | NAMES OF REPORTING PERSONS                                                                        |
|     | I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)                                       |
|     |                                                                                                   |
|     | Primus Venture Partners IV, Inc.                                                                  |
|-----|---------------------------------------------------------------------------------------------------|
|   2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                        (a) [   ] |
|     | (See Instructions)                                                                          ----- |
|     |                                                                                         (b) [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|   3 | SEC USE ONLY                                                                                      |
|     |                                                                                                   |
|-----|---------------------------------------------------------------------------------------------------|
|   4 | CITIZENSHIP OR PLACE OF ORGANIZATION                                                              |
|     |                                                                                                   |
|     | Delaware                                                                                          |
|-------------------------------|-------|-----------------------------------------------------------------|
|            NUMBER OF          |     5 |  SOLE VOTING POWER                                              |
|                               |       |                                                                 |
|             SHARES            |       |     0                                                           |
|                               |-------|-----------------------------------------------------------------|
|          BENEFICIALLY         |     6 |  SHARED VOTING POWER                                            |
|                               |       |                                                                 |
|            OWNED BY           |       |     1,985,013 (See Item 4)                                      |
|                               |-------|-----------------------------------------------------------------|
|              EACH             |     7 |  SOLE DISPOSITIVE POWER                                         |
|                               |       |                                                                 |
|            REPORTING          |       |     0                                                           |
|                               |-------|-----------------------------------------------------------------|
|           PERSON WITH         |     8 |  SHARED DISPOSITIVE POWER                                       |
|                               |       |                                                                 |
|                               |       |     1,985,013 (See Item 4)                                      |
|-------------------------------|-------|-----------------------------------------------------------------|
|   9 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                      |
|     |                                                                                                   |
|     | 1,985,013 (See Item 4)                                                                            |
|-----|---------------------------------------------------------------------------------------------------|
|  10 | CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                                  |
|     | (See Instructions)                                                                          [   ] |
|     |                                                                                             ----- |
|-----|---------------------------------------------------------------------------------------------------|
|  11 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)                                                 |
|     |                                                                                                   |
|     | 17.3%                                                                                             |
|-----|---------------------------------------------------------------------------------------------------|
|  12 | TYPE OF REPORTING PERSON (See Instructions)                                                       |
|     |                                                                                                   |
|     | CO                                                                                                |
-----------------------------------------------------------------------------------------------------------

CUSIP NO.  571157 10 6              13G                       PAGE 5 OF 8 PAGES


         Item 1.
                  (a)      Name of Issuer:
                                    Marlin Business Services Corp.

                  (b)      Address of Issuer's Principal Executive Offices:
                                    300 Fellowship Road
                                    Mount Laurel, New Jersey 08054

         Item 2.
                  (a)      Name of Person Filing:
                                    This Amendment No. 1 to Schedule 13G is
                                    being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(l) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"): (i) Primus Capital Fund IV Limited Partnership ("PCF IV LP"), a Delaware limited partnership, by virtue of its direct beneficial ownership of 1,905,612 shares of common stock, par value $.01 per share (the "Common Stock"), of Marlin Business Services Corp., a Pennsylvania corporation (the "Company"); (ii) Primus Venture Partners IV Limited Partnership ("PVP IV LP"), a Delaware limited partnership, as the sole general partner of PCF IV LP; and (iii) Primus Venture Partners IV, Inc. ("PVP IV Inc."), a Delaware corporation, as the sole general partner of PVP IV LP. PCF IV LP, PVP IV LP and PVP IV Inc. are hereinafter collectively referred to as the "Reporting Persons." The Reporting Persons have entered into a Joint Filing Agreement, dated February 16, 2005, a copy of which is filed with this Amendment No. 1 to Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

                  (b)      Address of Principal Business Office, or if
                           None, Residence:
                                    The address of the principal business office of each of the Reporting Persons is c/o Primus Venture Partners, 5900 Landerbrook Drive, Suite 200, Cleveland, Ohio 44124-4020.

                  (c)      Citizenship:
                                    Each of PCF IV LP and PVP IV LP are limited partnerships organized under the laws of the State of Delaware, and PVP IV Inc. is a corporation incorporated under the laws of the State of Delaware.

                  (d)      Title of Class of Securities:
                                    Common Stock, par value $.01 per share

                  (e)      CUSIP Number:
                                    571157 10 6

CUSIP NO.  571157 10 6              13G                       PAGE 6 OF 8 PAGES


         Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

                  (a)      |_|      Broker or dealer registered under Section
                                    15 of the Act (15 U.S.C. 78o);

                  (b)      |_|      Bank as defined in Section 3(a)(6) of the
                                    Act (15 U.S.C. 78c);

                  (c)      |_|      Insurance company as defined in Section
                                    3(a)(19) of the Act (15 U.S.C. 78c);

                  (d)      |_|      Investment company registered under Section
                                    8 of the Investment Company Act of 1940
                                    (15 U.S.C. 80a-8);

                  (e)      |_|      An investment adviser in accordance with
                                    Rule 13d-1(b)(1)(ii)(E);

                  (f)      |_|      An employee benefit plan or endowment fund
                                    in accordance with Rule 13d-1(b)(1)(ii)(F);

                  (g)      |_|      A parent holding company or control person
                                    in accordance with Rule 13d-1(b)(1)(ii)(G);

                  (h)      |_|      A savings association as defined in Section
                                    3(b) of the Federal Deposit Insurance

                                    Act (12 U.S.C. 1813);

                  (i)      |_|      A church plan that is excluded from the
                                    definition of an investment company under
                                    Section 3(c)(14) of the Investment Company
                                    Act of 1940 (15 U.S.C. 80a-3); or

                  (j)      |_|      Group, in accordance with Rule
                                    13d-1(b)(1)(ii)(J).


         Item 4.           Ownership.

                           Each Reporting Person named in response to Item 2
                  hereof has, as of December 31, 2004, shared power to vote or to direct the vote and shared power to dispose or to direct the disposition of the Common Stock as follows:

                           PRIMUS CAPITAL FUND IV LIMITED PARTNERSHIP. PCF IV LP
                  has shared power to vote and to dispose of 1,905,612 shares of Common Stock currently held by PCF IV LP, constituting approximately 16.6% of the outstanding Common Stock.

                           PRIMUS VENTURE PARTNERS IV LIMITED PARTNERSHIP. PVP
                  IV LP, as the sole general partner of PCF IV LP, may be deemed to have shared power to vote and to dispose of 1,905,612 shares of Common Stock currently held by PCF IV LP. In addition, PVP IV LP is also the sole general partner of Primus Executive Fund Limited Partnership ("PEF LP") and, in such capacity, may be deemed to have shared power to vote and dispose of the 79,401 shares of Common Stock currently held by PEF LP. In total, PVP IV LP may be deemed to have the shared power to vote and dispose of approximately 17.3% of the outstanding Common Stock. The filing of this Amendment No. 1 to Schedule 13G by PVP IV LP shall not be considered an admission that PVP IV LP is, for the purpose of Section 13(g) of the Act, the beneficial owner of such shares held by PCF IV LP or PEF LP.

                           PRIMUS VENTURE PARTNERS IV, INC. PVP IV Inc., as the
                  sole general partner of PVP IV LP, may be deemed to have the shared power to vote and to dispose of 1,905,612 shares of Common Stock currently held by PCF IV LP and the 79,401 shares of Common Stock currently held by PEF LP. In total, PVP IV Inc. may be deemed to have the shared power to vote and dispose of approximately 17.3% of the outstanding Common Stock. The filing of this Amendment No. 1 to Schedule 13G by PVP IV Inc. shall not be considered an admission that PVP IV Inc. is, for the purpose of Section 13(g) of the Act, the beneficial owner of such shares held by PCF IV LP or PEF LP.

CUSIP NO.  571157 10 6              13G                       PAGE 7 OF 8 PAGES


                           PVP IV Inc. has five shareholders and directors,
                  Loyal W. Wilson, James T. Bartlett, William C. Mulligan, Jonathan E. Dick and Steven Rothman.

                           Except as otherwise specially noted, all of the
                  percentages calculated in this Schedule 13G are based upon an aggregate of 11,504,594 shares of Common Stock outstanding on October 29, 2004, as disclosed in the Issuer's last filed quarterly report on Form 10-Q for the quarter ended September 30, 2004. Each Reporting Person expressly disclaims beneficial ownership of any shares of Common Stock beneficially owned by each other Reporting Person.

         Item 5.           Ownership of Five Percent or Less of a Class.

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: |_|

         Item 6.           Ownership of More than Five Percent on Behalf of
                           Another Person.

                           No person other than the persons named in Item 4 have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock.

         Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                           Not applicable.

         Item 8.           Identification and Classification of Members of the
                           Group.

                           Not applicable.

         Item 9.           Notice of Dissolution of Group.

                           Not applicable.


         Item 10.          Certifications.

                           Not applicable.

CUSIP NO.  571157 10 6              13G                       PAGE 8 OF 8 PAGES

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 16, 2005

                         PRIMUS CAPITAL FUND IV LIMITED PARTNERSHIP

                         By:   Primus Venture Partners IV Limited Partnership
                         Its:  General Partner

                         By:   Primus Venture Partners IV, Inc.
                         Its:  General Partner

                         By:   /s/ Steven Rothman
                               ------------------------------------------------
                         Its:  Secretary and Treasurer


                         PRIMUS VENTURE PARTNERS IV LIMITED PARTNERSHIP

                         By:   Primus Venture Partners IV, Inc.
                         Its:  General Partner

                         By:   /s/ Steven Rothman
                               ------------------------------------------------
                         Its:  Secretary and Treasurer


                         PRIMUS VENTURE PARTNERS IV, INC.

                         By:   /s/ Steven Rothman
                               ------------------------------------------------
                         Its:  Secretary and Treasurer

                                  EXHIBIT INDEX

EXHIBIT NO.                           DESCRIPTION

99.1               Agreement Regarding the Joint Filing of Schedule 13G